PRESS RELEASE

NASDAQ: DECT
TSX: DTL

Dectron Announces Second Quarter 2007 Results

Montreal, September 14, 2006 - Dectron Internationale, Inc., a leader in the heating, ventilation and air conditioning, indoor air security and water generation markets, announced today its financial results for the second quarter ended July 31, 2006 (in USD).

Revenues for the six months ended July 31, 2006 were $27.1 million, a $3.3 million (13.8%) increase over the prior year's revenues of $23.8 million. The growth is attributed to sales of Dectron dehumidification units for water parks as well as stronger international sales in the Circul-aire division.

Gross profit increased by $1.7 million to $7.2 million from $5.6 million in the same period last year. As a percentage of revenues, gross profit increased to 26.7% from 23.4%. The gross profit margin was positively affected by a sales mix of products.

Selling expenses increased by $744,000 to $3.4 million in the six months ended July 31, 2006 compared to $2.6 million for the period ended July 31, 2005. The increase is primarily due to higher commissions paid on the increased sales levels and the costs of attending trade shows. As a percentage of revenues, selling and marketing expenses increased to 12.5% from 11.1%. The majority of our selling, general and administrative expenses are incurred in Canadian dollars; accordingly the expenses as presented in U.S. dollars increased approximately 8% in conjunction with the appreciation of the Canadian dollar versus the U.S. dollar over the period. Consequently selling expenses increased by $273,000 as a result of the foreign exchange fluctuation.

General and administrative expenses increased by $332,000 (19.1%) to $2.1 million from $1.7 million for the period ended July 31, 2005. The increase is primarily a result of foreign exchange fluctuations ($167,000), loss of rental income following the disposal of the Liberty Drive operations and the sale of the property last year ($110,000) and the stock compensation charge for the options granted ($48,000) . As a percentage of revenues, general and administrative actually increased to 7.7% from 7.3%.

Depreciation and amortization expenses increased to $774,000 in the six months ending July 31, 2006 compared to $644 in 2005 due to the amortization of deferred charges. Financing expenses increased slightly ($141,000) to $539,000 from $398,000.

There were no discontinued operations in the six months period ending July 31, 2006. The losses, net of taxes, in the first half of 2005 were $777,000 (offset in part by disposal gains of $126,000) both resulting from the discontinued operations of Liberty Drive Property, Inc.

Net earnings in the six months period ending July 31, 2006 was $328,000 (or $0.10 per share) compared to net losses of $541,000 (or $0.17 per share) in the corresponding period in 2005.

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is a non-GAAP measure used by many in the industry as a measurement of operational performance. For the six month period ended July 31, 2006 EBITDA increased 50.1% over the previous year to $1.8 million from $1.2 million.

More detailed information on the Company and its results are available through the TSX (www.sedar.com).

This release contains forward-looking statements, as described in the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties and actual results could differ materially from those projected. These forward-looking statements regarding future events and the future results of Dectron Internationale Inc. are based on current expectations, estimates, forecasts, and projections about the markets in which we operate and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends, and other characterizations of future events or circumstances, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Readers are referred to the cautionary statements and important factors discussed in Item 1A. Risk Factors of our Annual Report on Form 10-K for the year ended January 31, 2006 for further information. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Dectron Internationale, Inc. is a global provider of custom and semi-custom IAQ (indoor air quality) and HVAC-R (heating, ventilation and air conditioning and refrigeration) products and services to the building systems, food processing, medical, petrochemical, and various industrial and commercial markets. Established in Montreal, the Company has 400 employees in its manufacturing facilities. Its shares are listed on the NASDAQ (DECT) and the TSX (DTL).

For further information, please contact:

Dectron Internationale Inc.	Renmark Financial Communications
Glenn La Rusic	Phone: (514) 939-3989
Chief Financial Officer	Fax: (514) 939-3717
Phone : (514) 336-3330	www.renmarkfinancial.com
investor@dectron.com
www.dectron.com

Investors:
Tina Cameron: tcameron@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
Media:
Lynda Martineau: lmartineau@renmarkfinancial.com